Mail Stop 6010

October 24, 2007

CT Corporation
111 Eighth Avenue
New York, NY 10011

> **Re: China Nepstar Chain Drugstore Ltd.**
> **Registration Statement on Form F-1**
> **Filed on October 17, 2007**
> **File No. 333-146767**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1 filed on October 17, 2007

Recent Developments, page 56

1. We acknowledge your response to our previous comment 1. Please revise your disclosure to address the following additional comments regarding your

disclosure of the unaudited financial results for the three months ended September 30, 2007:

a. Please indicate that your unaudited financial results have not been reviewed by your independent registered public accounting firm. Also, please indicate whether you plan on having this information reviewed by your accountants.

b. Please clarify why your reported results "may be subject to change" when you believe all adjustments have been reflected to present fairly the operating results for the period and provide some indication of the magnitude of any reasonably likely changes. In this regard, if this statement is made solely to address the fact that a change may result from your external accountant's review, please provide an indication of the likelihood of any changes, their nature and their magnitude based on your historical experience with your accountant's reviews.

c. You indicate that you "are also in the process of introducing products that are expected to generate high customer demand and/or high gross margin" and that you "expect to complete this process by mid-November 2007." Please revise your disclosure to clarify whether this process is the previously disclosed initiative to sell private label products or some new initiative. If this is a new initiative, please expand your disclosure to indicate the nature of this initiative, the impact on reported results this quarter and the anticipated impact on future operating results.

d. Please indicate the level of private label product sales and gross profit as percentages of revenue and gross profit, respectively, consistent with your disclosure in the last paragraph on page 60.

e. Please revise your disclosure of the increase in net income for the three months ended September 30, 2007 compared to the three months ended June 30, 2007 to include discussion of the apparent significant increase in selling, marketing and other operating expenses and the significant decrease in general and administrative expenses as indicated on page 64.

Notes to Consolidated Financial Statements

Note 14: Share-Based Payments, F-24

2. We acknowledge your response to our previous comment 2. We will re-evaluate your response to this comment and your disclosure if the final estimate of the IPO range is significantly different from the estimate provided in your latest response.

Exhibits

3. We note that you have filed the first page of the consent of Frost & Sullivan, dated as of September 21, 2007 as Exhibit 23.6. Please file with your next amendment a complete and updated consent of Frost & Sullivan. For example, this consent references a letter dated as of July 18, 2007 with regard to the

meaning of the "Data" to which the consent relates. If Frost & Sullivan would like to reference another document in their next consent for the definition of Data, please make sure to include a correct reference to an updated document and a copy of the updated document. In addition, please confirm that all pages referenced in the updated consent reflect the correct page numbers used in your next amendment.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Leiming Chen
   Simpson Thatcher & Barlett LLP
   35th Floor, ICBC Tower
   Three Garden Road
   Central, Hong Kong